SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

(Final Amendment)

Leucadia National Corporation
(Name of Issuer)
Common Shares, $1 par value
(Title of class of securities)
527288 5 10 4
(CUSIP number)
Lorenzo Borgogni Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299 (212) 969-3000
(Name, address and telephone number of person authorized to receive notices and communications)
November 1, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 527288 5 10 4	13D	Page 2

1	NAME OF REPORTING PERSON:		Ian M. Cumming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States and Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	18,066,842
	8	SHARED VOTING POWER:	216,000
	9	SOLE DISPOSITIVE POWER:	18,066,842
	10	SHARED DISPOSITIVE POWER:	216,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		18,282,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: See Item 5.		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		5.0%*+ (Rounded off from 4.99%)
14	TYPE OF REPORTING PERSON:		IN

* Includes 1,200,000 shares issuable pursuant to Common Share Purchase Warrants, which are currently exercisable.

+ Based on an aggregate of 365,737,812 Common Shares, comprised of 364,537,812 Common Shares outstanding as of October 23, 2013, as provided by the Issuer, and 1,200,000 Common Shares issuable upon exercise of the Common Share Purchase Warrants.

CUSIP No. 527288 5 10 4	13D	Page 3

This exit Statement constitutes Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”), filed with the Securities and Exchange Commission by Ian M. Cumming with respect to the Common Shares, par value $1 per share (the “Common Shares”), of Leucadia National Corporation (the “Company” or “Leucadia”). Unless otherwise indicated, all capitalized terms used in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

Item 1 of the Schedule 13D is amended in its entirety as follows:

The class of equity securities to which the Schedule 13D relates is the Common Shares. The address of the principal executive offices of the Company is 520 Madison Avenue, New York, NY 10022.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2(b) of the Schedule 13D is amended in its entirety as follows:

(b) The business address of the Reporting Person is 148 So. Redmond Street, Jackson, WY 83001.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is incorporated herein by reference, but is amended and supplemented by adding the following:

Item 4 (as amended below) is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is incorporated herein by reference, but is amended and supplemented by adding the following:

On July 25, 2013, the Reporting Person resigned as a director of the Company. The Reporting Person continues to serve as a director of the Company’s affiliate, HomeFed Corporation, and the Company’s former subsidiary, Crimson WineGroup, Ltd.

Item 5. Interest in Securities of the issuer.

Item 5 of the Schedule 13D is amended in its entirety as follows:

(a)-(b) As of November 1, 2013, the Reporting Person owned the following Common Shares:

The Reporting Person is the beneficial owner of 18,282,842 Common Shares (including 1,200,000 Common Shares issuable upon the exercise of Common Share Purchase Warrants (the “Warrants”)).  The 18,282,842 Common Shares represent 5.0% (rounded off to the nearest tenth from 4.99%) of the 365,737,812 Common Shares outstanding as of October 23, 2013, together with 1,200,000 additional Common Shares issuable upon exercise of the Warrants which are deemed to be outstanding with respect to the Reporting Person.  The Reporting Person has sole voting and dispositive power over such Common Shares.  The Reporting Person may also be deemed to be the beneficial owner of an additional 216,000 Common Shares (less than 0.1%) beneficially owned by his wife. The foregoing does not include 183,210 Common Shares (less than 0.1%) that are beneficially owned by a private charitable

CUSIP No. 527288 5 10 4	13D	Page 4

foundation, of which the Reporting Person is a trustee and President and as to which the Reporting Person disclaims beneficial ownership, and 64,366 Common Shares (less than 0.1%) that are beneficially owned by Cumming Philanthropic Organization, a nonprofit corporation established by the Reporting Person as to which the Reporting Person disclaims beneficial ownership.

(c) The following table sets forth all transactions with respect to the Common Shares effected by the Reporting Person during the sixty (60) days preceding the date hereof and not previously reported (all sales reflected below were made in open market transactions).

Date	Transaction	Number of Common Shares	Price Per Share (Excluding Commissions)
November 1, 2013	Sale	4,000,000	$28.05
November 1, 2013	Sale	282,343	$28.05

(d) Not applicable.

(e) As a result of the transactions reported in Item 5(c), the Reporting Person has ceased to be the beneficial owner of more than 5.0% of the outstanding Common Shares. Therefore, this Amendment constitutes the final amendment to the Schedule 13D and an exit filing for the Reporting Person, and terminates the Reporting Person’s obligation to further amend the Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is incorporated herein by reference, but is amended and supplemented by adding the following:

An aggregate 11.5 million Common Shares are pledged as collateral for two lines of credit maintained by the Reporting Person.

CUSIP No. 527288 5 10 4	13D	Page 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2013

By: /s/ Ian M. Cumming
Ian M. Cumming